3-24-2004

04017572

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52921

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fulcrum Global Partners LLC

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Goldman — (212) 803-9094
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	10017
(ADDRESS) Number and Street State	City	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Borrowings Subordinated to Claims of General Creditors
X	(g)	Computation of Net Capital Pursuant to Rule 15c3-1
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of Consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report (under separate cover)
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
	(o)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts (not applicable)
	(p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act (not applicable)

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Supplemental Report on Internal Control

Oath or Affirmation

I, Michael C. Petrycki, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Fulcrum Global Partners LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael C Petrycki

Michael C. Petrycki
Chief Executive Officer
Fulcrum Global Partners LLC

Subscribed and sworn to before me
this 25 day of February, 2004.

Alan Goldman

Notary Public

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

ALAN GOLDMAN
NOTARY PUBLIC, State of New York
No. 31-4720587
Qualified in New York County
Commission Expires April 30, 2005

KPMG

FULCRUM GLOBAL PARTNERS LLC

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members of
Fulcrum Global Partners LLC:

We have audited the accompanying statement of financial condition of Fulcrum Global Partners LLC as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fulcrum Global Partners LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2004

FULCRUM GLOBAL PARTNERS LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	77,084
Securities owned, at market value		16,788,052
Receivable from clearing organization, net		7,489,871
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization		2,867,290
Other assets		522,136
Total assets	$	27,744,433

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	10,466,202
Consulting fees payable		5,865,135
Accounts payable and accrued expenses		1,024,887
Payable to former members		234,769
Subordinated borrowings		3,000,000
Total liabilities		20,590,993
Members' equity		7,153,440
Total liabilities and members' equity	$	27,744,433

See accompanying notes to statement of financial condition.

(1) Organization

Fulcrum Global Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company commenced operations on April 16, 2001. The Company acts as an executing broker or principal in the purchase and sale of U.S. and foreign listed equity securities and, as agent only, in the purchase and sale of United States Treasury issued securities. The Company maintains a fully disclosed clearing agreement with two major clearing organizations. The Company also supplies proprietary research and data and operates as a market maker in the over-the-counter equity securities market. The Company does not engage in certain traditional investment banking activities.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the statement of financial condition. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

Recent Accounting Pronouncement

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for the classification and measurement of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. SFAS 150 applies to financial instruments entered into or modified after May 31, 2003 and is effective for fiscal periods beginning after June 15, 2003. The Company is evaluating the impact of SFAS 150 on members' equity. It may impact the presentation of the statement of financial condition and disclosure in the notes to the statement of financial condition.

Securities Transactions

Securities transactions of the Company are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits at banks.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade date basis at market value based on quoted market prices from third parties. The Company's securities owned and securities sold, not yet purchased consist primarily of U.S. listed equity securities. Included in securities owned is a United States Treasury bill, face value of $255,000 and carrying value of $254,398, which the Company is

required to hold as collateral to support the issuance of a letter of credit pertaining to a certain lease obligation.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the related improvement or the term of the lease.

Stock Compensation

The Company's Phantom Unit Plan is accounted for in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* which establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The portion of the award estimated to be settled in Member Units is calculated and included in members' equity. Included in accrued expenses is the balance of the award expected to be used to satisfy all related income and payroll tax obligations of the recipient. The Company estimates the fair value of the award at the date of grant based on management's best estimate of the fair value of the Member Units at such grant date based on trailing revenues and market factors.

(3) Consulting Fees

The Company is a party to a nonexclusive consulting agreement with a service provider to have substantially all its personnel needs provided for. The amount included in consulting fees payable represents the accrued but unpaid amount relating to this consulting agreement.

(4) Receivable from Clearing Organization, net

Amounts receivable from clearing organization at December 31, 2003 includes $432,920 of commission receivable on unsettled transactions.

(5) Commitments and Contingencies

The Company has direct obligations under several operating leases for office space, expiring at various dates through 2010, whereby the Company is committed to pay minimum future rentals as follows:

	Minimum future rentals
Fiscal year ending December 31:	
2004	2,225,408
2005	1,960,508
2006	1,863,452
2007	1,874,390
2008	1,782,403
2009 and thereafter	3,564,806
	$ 13,270,967

The Company is a defendant in one legal action arising out of its business activities. Although the ultimate outcome of litigation involving the Company cannot be predicted with certainty, after reviewing this action with its counsel, management believes it has meritorious defenses to such action and believes the outcome of such litigation would not have a material adverse effect on the Company's financial position or results from operations.

(6) Subordinated Borrowings

The Company maintains an aggregate $3,000,000 Junior Subordinated Revolving Credit Agreement ("Credit Agreement") with a major financial institution that expires on March 1, 2004. The aggregate principal amounts of the promissory notes cannot exceed $3,000,000. There was $3,000,000 outstanding as of December 31, 2003, all of which is due September 22, 2004. Interest is accruing at a rate of LIBOR plus 5%.

On January 30, 2004, the Company entered into a new $3,000,000 Revolving Subordinated Loan Agreement with a major financial institution effective February 27, 2004, and expiring February 27, 2005. Interest shall be accrued at a rate of LIBOR plus 5%.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(7) Members' Equity

The Company's profits and losses are allocated among the active members based on their relative ownership percentages. All distributions from the Company are at the sole discretion of the managing member and subject to certain regulatory requirements.

(8) Phantom Unit Plan

In July 2002, the Company initiated a Phantom Unit Plan (the "Plan"), a form of stock-based compensation whereby certain individuals were granted Phantom Units. The Phantom Units vest either in one year or over three years. Phantom Units that vest over three years are amortized one-third after every twelve-months over a three-year period. After each twelve-month period, and after certain conditions are met, the Phantom Units are converted to Member Units. The Member Units are governed by the Fulcrum LLC Operating Agreement.

On November 1, 2003 the managing member approved a five for one split for all Member Units including Phantom Units. Phantom Units with a fair value of $2,132,500 were granted during 2003 with a weighted-average grant-date value of $12.87 per unit (post-split).

During 2003, the fair value of Phantom Units forfeited due to termination of employment and Phantom Units vested totaled $746,667 and $503,333, respectively.

A total of $1,072,000 was allocated between members' equity and accrued expenses as of December 31, 2003. The estimated portion of the award expected to be settled in Member Units is accrued in members' equity. The remaining portion is recorded in accrued expenses for the estimated withholding tax obligation expected to be paid by the Company on behalf of the recipient.

(9) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 1.01 to 1. The Company's net capital was $7,044,301, which was $6,226,801 in excess of its required net capital of $817,500.

The SEC may by order restrict, for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(10) Income Taxes

The Company is a limited liability company that is treated as a partnership for federal, state and local income tax purposes. Accordingly, for the year ended December 31, 2003, the Company was not subject to federal or state income taxes. The members of the Company will be subject to income tax on their respective share of the Company's income. The Company is subject to the New York City unincorporated business tax ("UBT") and an estimated potential liability of $115,000 has been recorded in accrued expenses as of December 31, 2003.

(11) Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term and nature of such instruments. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

(12) Counterparty Credit Risk and Market Risk

As an institutional broker and dealer, the Company is primarily engaged in securities trading and brokerage activities with institutional investors including other brokers and dealers, hedge funds and money managers. As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts in which case the Company may be required to

purchase or sell the underlying securities at prevailing market prices. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this $10,466,202 obligation at the market value of the related securities in the statement of financial condition at December 31, 2003. The Company will incur a trading loss on these securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2003. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.